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                                                EXHIBIT 28.1





FOR IMMEDIATE RELEASE
June 30, 1994

For further information, contact:
Charles A. Nekvasil
Director of Public and Investor Relations
Acme Metals Incorporated
(708) 841-8383, Ext. 2266


         ACME METALS APPROVES STEEL MODERNIZATION,
 CONTINGENT UPON SUCCESSFUL COMPLETION OF PROJECT FINANCING


RIVERDALE, Illinois, June 30, 1994 -- The Board of Directors of Acme Metals Incorporated has approved construction of the proposed continuous thin slab caster/hot strip mill complex at its Acme Steel Company's Riverdale, Illinois, plant, contingent upon successful completion of the financing for the project.

In addition, the company has selected Raytheon Engineers & Constructors, Inc., Philadelphia, to serve as general contractor for the project, and SMS Schloemann-Siemag AG, Dusseldorf, as the primary equipment supplier. Raytheon will have full turnkey responsibility for the project, estimated to cost $370 million.

In March, 1994, Acme Metals issued 5,600,000 special warrants, exchangeable on a one-on-one basis for common shares of the company, at a value of $21 per share. Acme expects to obtain the balance of the funds necessary to finance the project in the public debt market.
                                                             Continued...


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Acme Metals Incorporated
Steel Modernization, Add 1

Acme Metals Incorporated, through its operating subsidiaries, is a fully integrated producer of steel, steel strapping and strapping tools, welded steel tube and pipe, and auto and light truck jacks. Its common stock is traded on the NASDAQ National Market System under the symbol: ACME.

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